January 13, 2009

Mail Stop 3561

<u>Via U.S. Mail and Facsimile</u>

Ms. Lucinda M. Baier
Senior Vice President and CFO
Movie Gallery, Inc.
9275 S. W. Peyton Lane
Wilsonville, OR 97070

RE: Movie Gallery, Inc. ("The Company")
**   File # 0-24548**
**   Form 8-K filed on November 26, 2008**

Dear Ms. Baier:

We have completed our review of your Form 8-K noted above and do not, at this time, have any further comments.

                                        Sincerely,

                                        Effie Simpson
                                        Staff Accountant